12g3-2(b)

08001892

31 March 2008

SEC
Mail Processing
Section

APR -7 2008

Washington, DC
100

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Assistant Company Secretary

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

encs.

4/21

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Annual Report and Accounts
Released	09:30 31-Mar-08
Number	1310R

Trinity Mirror plc
31 March 2008

Annual Report and Accounts

Trinity Mirror plc today announces that it has posted the following documents to shareholders;

- Annual Report and Accounts for the 52 weeks ended 30 December 2007
- Notice of Annual General Meeting to be held on 8 May 2008
- Proxy Form

The above circulars have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The Annual General Meeting of shareholders will take place at the Hilton London Canary Wharf, South Quay, Marsh Wall, London E14 9SH at 11.30am on Thursday, 8 May 2008.

The Annual Report and Notice of Meeting (containing principal changes proposed to the Company's Articles of Association) will also be available to view on our Company website: www.trinitymirror.com

In addition, copies of the circular and other relevant documentation will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the registered office, One Canada Square, Canary Wharf, London E14 5AP until the conclusion of the meeting.

Further Information:

Nick Fullagar Director of Corporate Communications	020 7293 3622
Paul Vickers Secretary	020 7293 3359

END

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Regulatory Announcement

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Free annual report

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	13:51 19-Mar-08
Number	4861Q

Form TR-1 with annex. FSA Version 2.1 updated April 2007

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	Newton Investment Management Limited
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	18/03/08
6. Date on which issuer notified:	19/03/08
7. Threshold(s) that is/are crossed or reached:	3.0%

8: Notified Details								
A: Voting rights attached to shares								
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**		
				Direct	**Indirect**	**Direct**	**Indirect**	
Ordinary Shares	8,040,302	2.99%	N/A	N/A	8,081,302	N/A	3.01%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
8,081,302	**3.01%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Newton Investment Management Limited hold these shares as a discretionary Investment Manager

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14 Contact name:	Asif S Lalani
15. Contact telephone name:	+44 (0)20 7163 5115

For notes on how to complete form TR-1 please see the FSA website.

END